Exhibit 99.1
Pagaya Technologies Ltd. Announces Workforce Reduction

Expects Annualized Savings of Approximately $30 Million in
Compensation and Benefits Starting in 2023
No Change to Previously Announced 2022 Guidance

New York & Tel Aviv, Israel – Jan. 18, 2023 – Pagaya Technologies Ltd. (NASDAQ: PGY) (the “Company” or “Pagaya”), a global technology company delivering artificial intelligence infrastructure for the financial ecosystem, has today announced a reduction in workforce of approximately 20% of employees across its Israel and U.S. offices, as compared to its headcount as of December 31, 2022. This reduction will enable the Company to streamline its operations in the current market environment to achieve its near- to medium-term growth priorities.

“Although this was a difficult decision, we believe these changes will allow us to remain agile and growth-focused and continue to deliver strong performance,” said Gal Krubiner, co-Founder and CEO of Pagaya. “I would like to express my sincere gratitude to all of the Pagayans impacted by this decision. We would not be where we are today without their dedication and hard work to advance our mission.”

The Company anticipates the workforce reductions will result in annualized savings in compensation and benefits of approximately $30 million beginning in 2023. Furthermore, the Company expects to incur a one-time severance-related charge of $4 million, the majority of which will be realized in the first quarter of 2023. The charges and timing of such charges described above are preliminary estimates based on the Company’s current expectations and are subject to a number of assumptions and risks, and actual results may differ materially from such estimates.

There is no change to the Company’s previously announced guidance for the full-year 2022.

About Pagaya Technologies
Pagaya (NASDAQ: PGY) is a global technology company making life-changing financial products and services available to more people nationwide. By using machine learning, a vast data network and a sophisticated AI-driven approach, Pagaya provides comprehensive consumer credit and residential real estate solutions for its partners, their customers, and investors. Its proprietary API and capital solutions integrate into its network of partners to deliver seamless user experiences and greater access to the mainstream economy. Pagaya has offices in New York, Tel Aviv and Boston. For more information, visit pagaya.com.

Cautionary Note on Forward-Looking Statements

This Press Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements may include, but are not limited to, statements regarding the reduction in workforce, including estimated costs and charges, anticipated annualized cost savings and additional costs, charges or cash expenditures in connection with the reduction in workforce, among others. These forward-looking statements are based on Pagaya’s expectations and assumptions as of the date of this Press Release. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause Pagaya’s actual results to differ from those expressed or implied in the forward-looking statements in this Press Release, you should refer to Pagaya’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” section contained therein. Except as required by law, Pagaya undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing Pagaya’s views as of any date subsequent to the date of this Press Release.